Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON K1Y 4S1 CANADA

October 17, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Wi-LAN Inc. Form 40-F for the Fiscal Year Ended December 31, 2011 Filed March 9, 2012 File No. 001-35152

Dear Sir:

Set forth below are the responses of Wi-LAN Inc. (“WiLAN”, “we,” “our” or “us”) to Staff comments made by letter dated September 25, 2012 (the “Comment Letter”), in connection with the Form 40-F for the fiscal year ended December 31, 2011 filed March 9, 2012 (the “Form 40-F”). WiLAN’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 40-F.

Exhibit 99.2 Management’s Discussion and Analysis (“MD&A ”) of Financial Condition and Results of Operations

Results and Outlook

Revenues, page 12

1.                  We note that revenues increased materially in fiscal 2011 compared to fiscal 2010. Please tell us your consideration for discussing the factors that contributed most significantly to this increase. We further note your disclosure on page 13 that patent licensing expenses are generally proportional to the breadth of your licensing and patent brokerage programs and should be expected to increase as you add programs to your business operations. Please elaborate on why this doesn’t appear to be the case for fiscal 2011. In this regard, we note from disclosures provided elsewhere in your filing that you signed significant license agreements in fiscal 2011, however this does not appear to have had a corresponding impact on cost of revenue. Refer to Section III.D of SEC Release 33-6835.

WiLAN Response:

We respectfully submit that because WiLAN is an intellectual property licensing company that derives substantially all of its revenues from licensing its intellectual property, changes in revenues arise as a result of entering into license agreements.

We reference Section III.D of SEC Release 33-6835 and Instruction 4 to Item 303(a) and we note that, with respect to the factors that contributed most significantly to the changes in our revenues from fiscal 2010 to fiscal 2011, the following disclosure appears in the MD&A:

•	at page 6: “During the first quarter of fiscal 2011, we signed license agreements with a number of large semiconductor companies and several specific product vendors. These actions resulted in the dismissal of four of our significant litigations. We believe these license agreements will, over the next several years, generate significant revenues.”; and

•	at page 13: “The impact of these factors may become less significant in the future given the significant fixed license agreements signed during the first six months of fiscal 2011” which is referring to the effects of the timing of royalty reporting and other factors influencing the level of revenues to be derived from quarter to quarter.

Our disclosure with respect to patent licensing expenses states (at page 13 of the MD&A) that “In general, patent licensing expenses are proportional to the breadth and depth of our licensing and patent brokerage programs and should be expected to increase as we add programs to our business operations”. Although the end result of WiLAN’s licensing process with respect to specific infringing entities typically involves granting licenses to all of our patents as a single portfolio, the identification of infringing entities has, historically, been more generally on a technology by technology basis. In the past WiLAN approached infringing entities based on the technology-specific patents to which these entities were most exposed as infringing, whether wireless, digital display and television, or cloud computing technologies. We have referred to these broad technology areas as “programs” and we have not changed these programs throughout the presented periods. As an example, during the first 7 months of 2010, WiLAN had 12 employees dedicated to licensing and brokerage activities in all such programs and 7 employees in all such programs during the balance of 2010 and all of 2011.

Our cost of revenue is mainly comprised of amortization expense which is not variable with revenues. The remaining cost of revenue, which we consider to be patent licensing expenses, includes royalty obligations to third parties, cost of patents sold through brokerage activities, and employee related costs. Given the same licensing and brokerage programs, similar staff levels, and similar level of licensing activity from year to year in 2010 and 2011, the expenses remained relatively consistent year over year.

We confirm that in future filings we will endeavor to describe more clearly the expenses included in our licensing expenses and outline their relationship to current period revenues.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Revenue recognition, page 24

2. We note from your disclosures on page 38 in the notes to the audited consolidated financial statements that you adopted Accounting Standards Update (“ASU”) No. 2009-13 in the first quarter of 2011. However, your disclosures in this section refer to the determination and allocation of relative fair value rather than relative selling price. As the term fair value is inconsistent with the application of the relative selling price method under ASU No. 2009-13, please revise your disclosure in future filings accordingly.

2

WiLAN Response:

With reference to ASU No. 2009-13, we will revise future filings to reflect relative selling price.

Exhibit 99.3 Audited annual financial statements for the twelve months ended December 31, 2011 and the twelve months ended December 31, 2010

Consolidated Statements of Operations, page 31

3. We note your line item labeled “unrealized foreign exchange loss” and the description in MD&A on page 18 of what this line item represents. Please tell us your consideration for the guidance in ASC 830-30-45-12 in reporting this item as a component of other comprehensive income.

WiLAN Response:

We respectfully submit that ASC 830-30-45-12 is not applicable in this instance because all of the unrealized foreign exchange loss is related to the measurement of foreign denominated balances and is not reported as other comprehensive income.

Note 1. Nature of Business, page 35

4. We note from your disclosure beginning on page 4 that it appears a significant amount of revenues is a result of enforcing your patents by filing claims against companies you believe are infringing on your patents. However, your description of the nature of your business does not address this aspect of your business. Please tell us your consideration for including a more detailed description of the nature of your business. Additionally, please tell us the amount of revenue recognized as a result of the enforcement of your patents through claims against companies as well as revenue recognized for companies that have licensed your patents in the normal course of business.

WiLAN Response:

We respectfully submit that although we accept litigation as a necessary part of our business operation, we view it as a sales tool used to obtain license agreements which we do not believe warrants further clarification as part of the description of our business.

Our core business is the monetization of intellectual property, namely patents, and in this regard more than 93% of our revenues in each of the last two fiscal years have been derived from licensing our patents with the remainder derived from selling certain non-core patents.

WiLAN’s business is unique because, left to their own devices, entities who infringe WiLAN’s patents are perfectly content to not pay fair compensation to WiLAN for the right to use the inventions claimed in those patents. WiLAN’s licensing process involves the preparation of claim charts which are detailed descriptions of the claims in our patents and how those claims relate to a particular technology standard or a particular product offering. These claim charts are presented to entities who we believe to be infringing these patents as the first step in commencing licensing discussions. The licensing process then generally includes countering arguments relating to technology and legal matters relating to these and other patents, arriving at mutually satisfactory business, financial and legal terms for license agreements and signing such license agreements. We note that with more than 3,000 patents, we generally only prepare claim charts on a small subset of the entire portfolio. Accordingly, WiLAN will commence license discussions focusing on only a small number of patents that we believe are being infringed.

3

If licensing discussions are not productive, we may resort to litigation as a means to motivate a potential licensee to negotiate a license. Although our preference is to reach a negotiated license agreement without commencing patent litigation, we have found that many entities will not engage in substantive discussions without litigation. If litigation is required, it will most certainly be on only a subset of the patents that we believe are infringed, for example on only two or three patents out of our entire portfolio. WiLAN may also engage in additional infringement litigation against a potential licensee to create additional pressure to enter into a negotiated license agreement.

To date, we have signed more than 260 license agreements, all of which have been entered into without proceeding through to the judgment of a trial on the merits of any infringement litigation. Therefore we believe that filing litigation is part of our core business.

We respectfully submit that, although we believe our description of the nature of our business is sufficient, we will endeavor to increase the descriptiveness in future filings.

We also note that “revenues recognized as a result of the enforcement of our patents through claims against entities” is not a metric utilized by management to assess the performance of our business or to manage our business.

Note 2. Significant Accounting Policies

Revenue Recognition, page 35

5. We note your disclosure on page 6 that certain of your licensing agreements appear to be multiple-element arrangements as they include future licensing rights and the release of claims for past infringement. We further note that you classify these arrangements exclusively as revenue despite the apparent existence of elements that could be classified as settlement gains rather than revenue. Please tell us how you considered the allocation guidance related to multiple-element arrangements in ASU No. 2009-13 for any deliverables and explain how you concluded that the entire arrangement should be recorded in revenue. Refer to any authoritative guidance you relied upon.

WiLAN Response:

As noted in our response to question 4 above, WiLAN has signed more than 260 license agreements to date without proceeding through to the judgment of a trial on the merits of any infringement litigation. Our license agreements can generally be classified as either: (1) running royalty agreements in which licensees provide reports on their sales activities for the previous fiscal quarter, and calculate and remit the appropriate royalty (see answer to question 7 below); or (2) fixed fee arrangements with periodic payments that may be over a period shorter than or equal to the license term. In all cases, licenses provide for a release of past infringement and a license to some or all of WiLAN’s patents for a specified period of time. In certain cases, licenses may also extend to certain patents acquired by WiLAN during the term of the license. In all cases, the continued right to the license is subject to the licensee making the required payments defined in the agreement, all of which are non-refundable once received by WiLAN.

WiLAN relies on ASC 605 as amended by ASU No. 2009-13 for its authoritative guidance in determining revenue recognition practices and, although Subtopic 985-605 is not directly applicable, we have also considered this codification. We note that ASC 605-25 defines deliverables as “products, services, or rights to use assets” but does not provide guidance on identifying deliverables or determining whether an arrangement has multiple deliverables.

4

In assessing whether our contracts have multiple deliverables we have generally considered the following:

Would the licensee purchase separately each of the possible elements noted above?	A licensee would not purchase only one element given their liability for sales of unlicensed products would still exist; accordingly, WiLAN does not sell these elements individually.
Can individual elements be performed in the absence of another one?

Generally no – if an entity is licensed for the current period but not future or past periods, they would continue to be at risk for additional royalties and other costs for the unlicensed periods; licensees desire the freedom to operate with known licensing cost structures established and without the threat of future claims or litigation.

Are any payments tied to the delivery or performance of any act related to each license component?	There are no further deliverables on behalf of WiLAN once a license agreement is signed.
Are there specialized skills needed to enjoy the benefits of any license element?

The entities that license our intellectual property do not require our assistance to implement. Often, they have implemented the technology long before WiLAN contacted them about obtaining a license and they can continue to operate and sell infringing products even without a license but at risk of litigation for infringing the patents covered by the license.

Is there any cost associated with any license element that is more than insignificant?

There are no additional costs associated in that there is no obligation to purchase or license additional patents, no ongoing costs of servicing the relationship, and no upgrades or improvements to make.

Does the licensee attribute value to the individual elements?

The value is generally in the licensee’s ability to operate its business in a licensed fashion with fully known licensing costs. To have only one element of a license leaves them at risk of additional unspecified costs including potential litigation costs. We have assessed that licensees see value in the entire agreement and not individual elements on a stand-alone basis.

We apply ASC 605-25-25-5 to assess whether a deliverable meets the definition of a unit of accounting and have considered the guidance provided in a speech delivered by SEC Staff at the 2007 AICPA National Conference on Current SEC and PCAOB Developments. Given that we do not sell each component separately nor can a licensee purchase one of these components from another source (patents by their very nature are unique and can only be licensed by the one owner), we have assessed that each component cannot have stand-alone value to a licensee. Further, none of our license fees, once paid, are refundable to a licensee, there is no performance criteria or minimum deliverable required of WiLAN, and generally, there is no further obligation whatsoever on behalf of WiLAN once a license agreement is signed. We have, therefore, concluded that we must combine the various components into a single unit of accounting. Pursuant to ASC 605-25-25-6, we then consider revenue recognition on the single, combined unit of accounting, the entire license agreement.

5

For classification as revenues, we have relied on the definition in CON 6, par 78 which states “Revenues result from delivering or producing goods, rendering services or other activities that constitute an entity’s ongoing major or central operations”. We respectfully submit that our core business is the monetization of intellectual property and, as such, license fees obtained from licensing our intellectual property would constitute revenues derived from our ongoing major operations. This includes the filing of claims and therefore all amounts received satisfy the definition of revenue. As noted in our response to question 4, we have signed more than 260 license agreements to date, all of which have been entered into without proceeding through to the judgment of a trial on the merits of any infringement litigation and we will endeavor to increase the descriptiveness in future filings.

6. As a related matter, we note on page 15 that you include the costs of litigation related to your licensing agreements as a marketing, general and administrative expense. Please explain your basis for including these costs in marketing, general and administrative expenses and refer to the authoritative guidance you relied upon when determining your classification considering that these costs appear to be directly related to your revenue generating activities.

WiLAN Response:

We have outlined in our responses to questions 4 and 5 above that litigation is a necessary part of our operations used to motivate potential licensees to enter negotiations. We view this as a sales and marketing tool and have classified it as such. We respectfully note that ASC 705 - Cost of Sales and Services does not define a cost of sale, it only provides links to guidance on accounting for the cost of sales and services in other applicable Subtopics, none of which directly apply to our business. We understand, however, that a fundamental consideration with respect to the classification of an item as a cost of sale is a direct link to the item or service sold.

In our analysis, we have considered that a particular litigation may run for as long as three years or more and be largely a discretionary cost, not directly related to or necessarily proportional to the revenues WiLAN generates. This same litigation may assist in the execution of a license agreement or may result in a complete trial with the associated outcome determined by the applicable court. In addition, we believe that litigation against one entity may, in fact, assist in securing future license agreements with other entities (a threatened litigation may be sufficient motivation). We also note that our litigations generally relate to very small subsets of our total patent count and our licenses generally relate to our entire patent portfolio. On this basis, we respectfully submit that litigation expenses are not directly related to revenues, as evidenced by the fact that they are incurred in advance of a potential agreement being signed, but, rather, are similar in nature to indirect selling expenses that an entity would incur to generate future revenues which, in accordance with REG S-X rule 5-03, would be grouped into “selling, general and administrative expenses”.

We acknowledge that this indirect relationship may not be evident from our current disclosure and will endeavor to clarify that in future MD&A filings.

7. We note that in connection with your running royalty arrangements, you typically receive quarterly or semi-annual royalty reports from licensees subsequent to the period in which the licensees’ underlying sales occurred. We further note that since you are unable to estimate the licensees’ sales to determine the amount of royalties owed, you recognize revenue from these arrangements in the period in which the royalty report is received. Please clarify the duration of the lag-time (e.g., number of days, weeks, months, etc.) between the time the underlying sales occur and your receipt of the royalty reports. Please also tell us whether this has ever resulted in a disproportionate number of months of revenue recognized in any given fiscal year.

6

WiLAN Response:

We respectfully submit that our policy is to report per-unit royalty revenue in the period during which we receive the corresponding royalty reports, which are typically due within 30 to 45 days after the close of each fiscal quarter in which the applicable licensee’s sales occurred. We have only a few agreements that have a six month reporting window and they also require remittance of the royalty report within 30-45 days of the end of the six month period in which the applicable licensee’s sales occurred.

We confirm that this approach has not resulted in a disproportionate number of months of revenue recognized in any one year that would be, in the aggregate, more than $500,000.

8. We note from the disclosures on page 6 of your MD&A that in addition to licensing your patent portfolio, you also derive revenue from licensing portfolios on behalf of third-party patent holders. We further note from the disclosures on page 13 of MD&A that you include third-party royalty payments required under royalty arrangements in cost of revenue. Based on this, it appears you report the revenue and related costs from these arrangements on a gross basis. Please confirm whether our understanding is correct. Additionally, please clarify which party is the primary obligor in such arrangements and provide us with an analysis pursuant to ASC 605-45-45 in support of your conclusion.

WiLAN Response:

We respectfully submit that although your understanding is generally correct, these two elements of disclosure are not related. We have disclosed in our MD&A that our principal source of revenue is from (1) licensing our patent portfolio and (2) licensing portfolios on behalf of third-party patent holders. In late fiscal 2010, we began to develop partnerships with third party patent holders and had seven such programs under management by the end of fiscal 2011. Through fiscal 2010 and 2011, we had not signed a revenue generating agreement under any of these partnerships, so no revenue had been recorded during those fiscal years.

Under these partnership agreements, WiLAN: is the primary obligor; has discretion as to the entities from which to seek license revenues; will complete all licensing related activities including any necessary litigation; will establish license terms and conditions; and carries the credit risk for any resulting license agreement. Consistent with ASC 605-45-45, in future periods, we intend to record revenues that can be recognized under these license agreements for third party patent owners under the Gross Revenue method.

With respect to disclosures on page 13 of the MD&A, the referenced payments relate to royalty obligations with organizations from which we acquired patents in the past. These agreements required WiLAN to pay to the original patent owners a percentage of all revenues derived from licensing particular patents or particular technologies. We have classified these royalty payments as “cost of revenue” because they are directly related to the revenues generated in the particular fiscal period.

We confirm that we will enhance disclosures distinguishing between these two programs in future filings.

7

Computation of Earnings (Loss) Per Share, page 37

9. Clarify whether the holders of nonvested deferred stock units and restricted share units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

WiLAN Response:

We respectfully submit that our deferred stock unit (“DSU”) plan provides that all DSUs vest immediately upon grant and, therefore, we do not have any “nonvested deferred stock units”. Our restricted share units do not have rights to dividend or dividend equivalents at this time. Consequently, we confirm that we do not consider that we have multiple participating securities.

Note 3. Taxes, page 39

10. We note from your disclosures on page 40 of the tax footnote and page 20 of your MD&A that you reversed a significant portion of the deferred tax asset valuation allowance during fiscal 2011 which appears largely due to management’s expectation of future taxable income. We note, however, that the company experienced operating losses in recent fiscal years prior to 2011 resulting in significant cumulative losses at December 31, 2011. Please tell us how you considered, weighed and overcame this negative evidence in your assessment. Refer to paragraphs 21 through 23 of ASC 740-10-30.

WiLAN Response:

During the first quarter of 2011, WiLAN signed significant long term license agreements representing a substantial change in its financial position. Based on an assessment of all available positive and negative evidence, WiLAN concluded that a valuation allowance against our deferred tax asset was not required. WiLAN is forecasting sufficient objectively verifiable taxable profits to fully utilize existing tax attributes prior to their expiry and, as a result, meets the more likely than not threshold to recognize the future tax assets.

In coming to our conclusion, we considered the negative and positive evidence set forth below:

Negative evidence:

•	prior to fiscal 2011, WiLAN had a history of losses and has generated a significant deficit over the course of the last several years;
•	WiLAN had a loss in fiscal 2010;
•	WiLAN had a history of tax assets expiring unused;
•	WiLAN pays significant amounts of withholding tax to foreign governments that limits its ability to utilize existing tax attributes; and
•	all of the above are objectively verifiable pieces of evidence.

Positive evidence:

•	during Q1 of 2011, WiLAN signed several large licensing deals (objectively verifiable evidence);
•	WiLAN forecasts profitability in future years that will be sufficient to fully utilize existing tax attributes (subjective evidence); and
•	WiLAN completed a sensitivity analysis such that the forecasts utilizing only revenues that are currently expected from these signed contracts and assuming that all other costs otherwise forecasted remained constant indicate that WiLAN will fully utilize its tax attributes in the next 5 years. This method is consistent with the guidance in ASC 740-10-30-22.

8

Given the magnitude of the contract signings in the first quarter of fiscal 2011, we considered the positive evidence with greater weight than the negative evidence outlined above. During fiscal 2011, WiLAN utilized $24,501,000 of these tax attributes representing approximately 29% of the total tax attributes available at the end of fiscal 2010. We continue to carry a valuation allowance at the end of fiscal 2011 of approximately $4,500,000 related to losses in operating subsidiaries that do not presently meet the threshold test of more likely than not to be utilized.

11. As a related matter, please also tell us whether your determination to reduce the deferred tax asset valuation allowance was impacted, in part, by the change in tax rates. In this regard, we note from the reconciliation of the expected to actual provision for income tax recovery/expense on page 39 that the effect of the change in tax rates resulted in a significant income tax recovery in fiscal 2011. Refer to ASC 740-10-35-4. Please also provide us with further details as to what is included in this line item and tell us whether you reasonably expect changes in tax rates to have a material impact on the tax provision for fiscal 2012.

WiLAN Response:

We respectfully submit that although the change in enacted tax rates was considered, it had very little influence on our decision to reduce our deferred tax asset valuation allowance. As noted in our response to question 10 above, we completed detailed long range financial forecasts including sensitivity analysis and relied on these forecasts in our determination. The fiscal 2011 effect of change in tax rates as included in our notes to the financial statements includes the following items:

Effect of difference between current and future tax rates	$77,216
Prior year true up	(1,662,311)
Change in investment tax credits and related valuation allowance	(7,794,964)
Effect of change in functional currency	3,110,263
Other	297,610
Effect of change in tax rates	$(5,972,186)

We confirm that we do not expect changes in enacted income tax rates to have a material impact on the provision for fiscal 2012. We acknowledge that the insignificance of the changes in tax rates may have been overshadowed in our rate reconciliation by the inclusion of a number of other one-time adjustments affecting our tax provision and we will ensure that disclosures in future filings will make this more evident through additional captions and related detail.

Acknowledgement

As requested in the Comment Letter, WiLAN hereby acknowledges that:

•	WiLAN is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	WiLAN may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

9

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (613) 688-4898 or Prashant Watchmaker, WiLAN’s Vice-President, Corporate Legal and Corporate Secretary, at (613) 688-4331.

Very truly yours,

Wi-LAN INC.

/s/ Shaun McEwan

Shaun McEwan

Chief Financial Officer

Phone: (613) 688-4898

Fax: (613) 688-4894

E-mail: smcewan@wilan.com

10